UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Tandem Diabetes Care, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

875372 104

(CUSIP Number)

Kim D. Blickenstaff

President and Chief Executive Officer

Tandem Diabetes Care, Inc.

11045 Roselle Street

San Diego, California 92121

(858) 366-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 875372 104	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS KIM D. BLICKENSTAFF
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,518,468
	8.	SHARED VOTING POWER 2,143,572
	9.	SOLE DISPOSITIVE POWER 1,518,468
	10.	SHARED DISPOSITIVE POWER 2,143,572

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,662,040 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This amount reflects the number of shares of common stock, par value $0.001 per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person.

CUSIP No. 875372 104	13D	Page 3 of 10 Pages

(2)	Consists of (i) 1,518,468 shares of Common Stock the Reporting Person has the right to acquire pursuant to the exercise of vested and unvested stock options held by the Reporting Person (the “Options”), (ii) 2,007,939 shares of Common Stock held by the Kim Blickenstaff Revocable Trust dated April 15, 2010 (the “Trust”), for which the Reporting Person is the trustee, and (iii) 135,633 shares of Common Stock underlying warrants held by the Trust.
(3)	The percentage of class is based on 49,836,070 shares of Common Stock issued and outstanding as of March 28, 2017.
(4)	The Reporting Person is voluntarily reporting all shares underlying the Options regardless of whether they are currently vested or unvested, and regardless of the date on which they will become vested. In the event the Reporting Person only included 1,208,059 shares of Common Stock underlying the Options that are vested or will be vested and exercisable within 60 days of the date hereof, the percentage of class would be 6.5%.

CUSIP No. 875372 104	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS KIM BLICKENSTAFF REVOCABLE TRUST DATED APRIL 15, 2010
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,143,572
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,143,572
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,572 (1)(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 875372 104	13D	Page 5 of 10 Pages

(1)	This amount reflects the number of shares of the Common Stock that may be deemed beneficially owned by the Reporting Person.
(2)	Consists of (i) 2,007,939 shares of Common Stock held by the Reporting Person, for which Mr. Blickenstaff is the trustee, and (ii) 135,633 shares of Common Stock underlying warrants held by the Reporting Person.
(3)	The percentage of class is based on 49,836,070 shares of Common Stock issued and outstanding as of March 28, 2017.

CUSIP No. 875372 104	13D	Page 6 of 10 Pages

EXPLANATORY NOTE: This Amendment No. 2 to Schedule 13D (the “Amendment”) is being filed on behalf of Kim D. Blickenstaff (“Mr. Blickenstaff”) and the Kim Blickenstaff Revocable Trust dated April 15, 2010, which Mr. Blickenstaff is trustee (the “Trust”, and together with Mr. Blickenstaff, the “Reporting Persons”) to amend the statement on Schedule 13D relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tandem Diabetes, Inc., a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2013 (the “Original Schedule 13D”) and amended by the filing of Amendment No. 1 to Schedule 13D, as filed with the SEC on November 27, 2013 (Amendment No. 1, together with the Original Schedule 13D, the “Previously Amended Schedule 13D”). This Amendment is being filed to report the Trust’s purchase of 1,600,000 shares of Common Stock in the Issuer’s public offering that closed on March 28, 2017. The Previously Amended Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Previously Amended Schedule 13D remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Previously Amended Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

Mr. Blickenstaff has the right to acquire 1,518,468 shares of Common Stock upon the exercise of vested and unvested options that were granted without consideration in exchange for employment by the Issuer. Of this amount, 1,208,059 shares are issuable upon the exercise of options that are exercisable within 60 days of the date hereof.

The Trust owns 2,007,939 shares of Common Stock, including (i) 407,939 shares of Common Stock received upon the conversion of the Issuer’s preferred stock at the time of the Issuer’s initial public offering, and (ii) 1,600,000 shares of Common Stock purchased on March 28, 2017 in the Issuer’s firm commitment underwritten offering (the “Public Offering”) at the public offering price of $1.25 per share. The source of funds for the purchase of the shares of Common Stock in the Public Offering was trust funds. The Trust also holds warrants to purchase in the aggregate 135,633 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	Mr. Blickenstaff is the beneficial owner of an aggregate of 3,662,040 shares of Common Stock, representing 7.1% of the outstanding Common Stock. Mr. Blickenstaff’s ownership is comprised of (i) 1,518,468 shares of Common Stock issuable upon the exercise of vested and unvested options, 1,208,059 of which are issuable upon the exercise of options that are exercisable within 60 days of the date hereof, (ii) 2,007,939 shares of Common Stock held by the Trust, and (iii) 135,633 shares of Common Stock underlying warrants held by the Trust. Mr. Blickenstaff is voluntarily reporting all shares underlying the options as beneficially owned by Mr. Blickenstaff on this Amendment regardless of the date on which such options vest.

The Trust is the beneficial owner of an aggregate of 2,143,572 shares of Common Stock, representing 4.3% of the outstanding Common Stock. The Trust’s ownership is comprised of (i) 2,007,939 shares of Common Stock held by the Trust, and (ii) 135,633 shares of Common Stock underlying warrants held by the Trust.

CUSIP No. 875372 104	13D	Page 7 of 10 Pages

All percentages in this Item 5 relating to beneficial ownership of Common Stock are based on 49,836,070 shares of Common Stock issued and outstanding as of March 28, 2017, as reported by the Issuer to the Reporting Persons.

(b)	Regarding the number of shares as to which each Reporting Person has:

i.	sole power to vote or direct the vote: See line 7 of the applicable cover sheets for such Reporting Person.

ii.	shared power to vote or to direct the vote: See line 8 of the applicable cover sheets for such Reporting Person.

iii.	sole power to dispose or to direct the disposition: See line 9 of the applicable cover sheets for such Reporting Person.

iv.	shared power to dispose or direct the disposition: See line 10 of the applicable cover sheets for such Reporting Person.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The outstanding option table in Item 6 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

The following table summarizes the terms of all outstanding options that Issuer has granted to Mr. Blickenstaff pursuant to the Issuer’s 2006 Stock Incentive Plan or the Issuer’s 2013 Stock Incentive Plan.

Type of Option	Grant Date	Number of Securities Underlying Options (#)	Option Exercise Price ($)	Vesting Schedule	Option Expiration Date
Incentive Stock Option	4/23/2013	60,486	$1.1059	Shares vest in 24 equal monthly installments beginning on May 23, 2013.	4/23/2023
Nonqualified Stock Option	4/23/2013	514,232	$1.1059	Shares vest in 24 equal monthly installments beginning on May 23, 2013.	4/23/2023
Incentive Stock Option	11/13/2013	13,332	$15.00	Shares vest as to 25% on 11/13/2014 and the remainder in 36 equal monthly installments.	11/13/2023

CUSIP No. 875372 104	13D	Page 8 of 10 Pages

Nonqualified Stock Option	11/13/2013	535,668	$15.00	Shares vest as to 25% on 11/13/2014 and the remainder in 36 equal monthly installments.	11/13/2023
Incentive Stock Option	5/21/2015	16,778	$11.92	Shares vest as to 25% on 5/21/2016 and the remainder in 36 equal monthly installments.	5/21/2025
Nonqualified Stock Option	5/21/2015	141,122	$11.92	Shares vest as to 25% on 5/21/2016 and the remainder in 36 equal monthly installments.	5/21/2025
Nonqualified Stock Option	2/16/2016	236,850	$6.95	Shares vest as to 25% on 2/16/2017 and the remainder in 36 equal monthly installments.	2/16/2026

CUSIP No. 875372 104	13D	Page 9 of 10 Pages

The third paragraph following the outstanding option table in Item 6 of the Previously Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

On March 1, 2017, in connection with the Public Offering, the Reporting Persons, together with other officers, directors and stockholders of the Issuer, entered into a Lock-Up Agreement. Pursuant to such Lock-Up Agreement, the Reporting Persons agreed that they will not sell, transfer or dispose of, directly or indirectly, any of the Common Stock or securities convertible into or exercisable or exchangeable for Common Stock for a period of 90 days after the date of the final prospectus for the Public Offering. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-Up Agreement attached as Exhibit C to the Form of Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement on Form S-1 filed with the SEC on March 22, 2017, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1.1	Form of Lock-Up Agreement entered into by and among the Company, the underwriters and certain officers, directors and stockholders of the Company (incorporated by reference to Exhibit C of Exhibit 1.1 of the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 22, 2017 (File No. 333-216531)).

10.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 7, 2013 (File No. 333-191601)).

10.2	2013 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 of the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on November 1, 2013 (File No. 333-191601)).

99.1	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 99 of the Original Schedule 13D filed with the Securities and Exchange Commission on November 26, 2013).

CUSIP No. 875372 104	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 4, 2017.

/s/ Kim D. Blickenstaff
Kim D. Blickenstaff

Kim Blickenstaff Revocable Trust dated April 15, 2010

By:	/s/ Kim D. Blickenstaff
Name:	Kim D. Blickenstaff
Title:	Trustee